EMI

RECEIVED
2006 FEB -6 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

18th January, 2006.

Attn: Filing Desk - Stop 1-4

06010649

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 17th January 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 18th January 2006, confirming that Cater Allen International Limited has decreased its interests in EMI Group plc Ordinary Shares of 14p each to 49,539,703 shares, being 6.26% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
FEB 08 2006

Enc.

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/07

Company Announcements Office,
London Stock Exchange.

18th January, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Cater Allen International Limited, a subsidiary of Abbey National Treasury Services plc, in a letter dated 17th January 2006 and received by mail on 18th January 2006, that Cater Allen International Limited has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 17th January 2006, had an interest in 49,539,703 shares, being 6.26% of the shares in issue. We were further notified that the holding had arisen from stock lending transactions executed under the relevant approved documentation as a principal trading member of the London Stock Exchange.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001